FUSIONTECH, INC.
No. 8 Mingshui Road
Changchun, Jilin Province, China 130000
+86 431-8885-7725

November 19, 2010

VIA EDGAR

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	FusionTech, Inc.
Form 10-K for Fiscal Year Ended January 31, 2010
Filed April 1, 2010
File No. 000-53837

Form 10Qs for Fiscal Quarters Ended
April 30, 2010, July 31, 2010 and October 31, 2010
Filed June 11, 2010, September 13, 2010 and November 12, 2010
File No. 00053837

Dear Ms. Jenkins:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 16, 2010, to FusionTech, Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

We have also filed Amendment No. 1 to Form 10-K for the fiscal year ended January 31, 2010, Amendment No. 1 to Form 10Q for the period ended April 30, 2010, Amendment No. 1 to Form 10Q for the period ended July 31, 2010, and Amendment No. 1 to Form 10Q for the period ended October 31, 2010.

Form 10-K for Fiscal Year Ended January 31, 2010

Item 9A. Controls and Procedures, page 17

1.
We note you identified material weaknesses and concluded that your internal control over financial reporting (ICFR) was ineffective at January 31, 2010. We also note that you concluded that your disclosure controls and procedures (DCP) were effective at January 31, 2010. Please note that DCP include the components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such internal controls, as DCP apply to all material information to be included in a report within and outside the financial statements. As such, tell us how the factors you considered to support your conclusions that DCP was effective at January 31, 2101 or amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your DCP of the end of the fiscal year and any remediation plans that have or will be enacted.

Response:

The Company has revised its conslusion regarding the effectiveness of the Company’s disclosure controls and procedures. The Company has concluded that disclosure controls and procedures were ineffective as of the end of the period covered by the report. Please see pages 17 and 18 of Amendment No. 1 to Form 10K for fiscal year ended January 31, 2010.

Ms. Tia Jenkins
U.S. Securities and Exchange Commission
November 19, 2010

2.	We note that your disclosures do not comply with Item 307 of Regulation S-K in the following respects:

•
Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to the end of the period as indicated by your disclosure.

•
A partial definition of disclosure controls and procedures has been provided. Your disclosure should be revised to remove the partial definition or to provide the full definition of disclosure controls and procedures

Please revise to address each of the matters noted above.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 17 of Amendment No. 1 to Form 10K for fiscal year ended January 31, 2010.

Internal Control over Financial Reporting

3.
Please specify the framework (e.g. COSO) used by management to evaluate the effectiveness of your internal controls over financial reporting in accordance with Item 308(a)(2) of Regulation S-K. Please note that “criteria…established in SEC guidance” is not considered a framework.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment to specify that COSO was used by management to evaluate the effectiveness of the Company’s internal controls over financial reporting. Please see page 17  of Amendment No. 1 to Form 10K for fiscal year ended January 31, 2010.

Ms. Tia Jenkins
U.S. Securities and Exchange Commission
November 19, 2010

Exhibit 31 – Section 302 Certification

4.	We note that your Section 302 certification does not comply with the language required by Item 601 of Regulation S-K in the following respects:
•	Paragraph 4.a should reference disclosure controls and procedures rather than internal control over financial reporting
•	Reference should be made to the “registrant’s” board of directors rather than the “small business issuer’s” board of directors in the fifth paragraph.
Please revise your certifications to comply with the issues above.

Response:

The Company has provided an updated Section 302 certification that complies with the language required by Item 601 of Regulation S-K. Please see Exhibit 31.1 of Amendment No. 1 to Form 10K for fiscal year ended January 31, 2010.

Form 10-Q for Fiscal Quarter Ended April 30, 2010
Form 10-Q for Fiscal Quarter Ended July 31, 2010
Form 10-Q for Fiscal Quarter Ended October 31, 2010

Item 4(T). Controls and Procedures

Disclosure Controls and Procedures, page 11

5.	Please revise to provide the disclosure required by Item 307 of Regulation S-K regarding disclosure controls and procedures.

Response:

The Company has provided the disclosure required by Item 307 of Regulation S-K in accordance with the Staff’s comment. Please see page 11 of Amendment No. 1 to the following: Form 10Q for fiscal quarter ended April 30, 2010, Form 10Q for fiscal quarter ended July 31, 2010, and Form 10Q for fiscal quarter ended October 31, 2010.

In making our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Tia Jenkins
U.S. Securities and Exchange Commission
November 19, 2010

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of The Newman Law Firm, PLLC, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ David Lu
David Lu
Chief Executive Officer and Chief FinancialOfficer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC